Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting: The Notice & Proxy Statement and the Annual Report are available at http://ir.farmmi.com.cn/.

FARMMI, INC. Extraordinary General Meeting of Shareholders May 11, 2022 10:00 A.M., Beijing Time (10:00 P.M., Eastern Time, on May 10, 2022)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF FARMMI, INC.

The undersigned shareholder(s) of Farmmi, Inc. (the “Company”), hereby appoint(s) Yefang Zhang as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Extraordinary General Meeting of shareholders of the Company to be held on May 11, 2022, at 10:00 A.M., Beijing Time (10:00 P.M., Eastern Time on May 10, 2022), at Room 1803, 18F, Dikai Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual meeting and in the proxy statement furnished herewith.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED “FOR” ALL OF THE PROPOSALS.

Continued and to be signed on reverse side

FARMMI, INC.

VOTE BY INTERNET

www.transhare.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 8:00 P.M. on May 10, 2022. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. ☐

Email Address: ________________________________________

VOTE BY EMAIL:

Please email your signed proxy card to Anna Kotlova at akotlova@bizsolaconsulting.com.

VOTE BY FAX

Please fax your signed proxy card to 1.727.269.5616.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Anna Kotlova, Transhare Corporation, Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommend voting FOR Proposals 1 and 2.

		FOR	AGAINST	ABSTAIN

1.	Ordinary Resolution THAT all of the Company’s authorized ordinary shares (the “Shares”), including all issued Shares and unissued Shares, will be consolidated from US$600,000 divided into 600,000,000 ordinary shares of US$0.001 par value each, to US$600,000 divided into 24,000,000 ordinary shares of US$0.025 par value each.	☐	☐	☐

2.

Ordinary Resolution THAT the Company’s currently in effect Second Amended and Restated Memorandum of Association shall be amended to reflect the Share Consolidation by deleting paragraph 8 of the Memorandum of Association in their entirety and inserting the following paragraph in its place:

“8. The share capital of the Company is US$600,000 divided into 24,000,000 ordinary shares of US$0.025 par value each with power for the Company, subject to the provisions of the Companies Act (as revised) and the Articles of Association, to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide, every issue of shares, whether stated to be ordinary, preference or otherwise, shall be subject to the powers on the part of the Company hereinbefore provided.”

		☐	☐	☐

3.	Such other business as may properly come before the meeting or any adjournment thereof.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Date (mm/dd/yyyy) – Please write date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box. (Joint Owner)